FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 16, 2017

Item 3.	News Release

A news release issued on November 16, 2017, at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. announces $100 million financing.

Full Description of Material Change

Please see attached news release dated November 16, 2017.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 16, 2017.

November 16, 2017	TSX:ACB

Aurora Cannabis Announces $100 Million Financing

Special Warrants Convert into 6% Unsecured Convertible Debentures at $6.50 Per Common Share

/NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES/

Vancouver, BC – November 16, 2017 – Aurora Cannabis Inc. – (the “Company” or “Aurora”) (TSX: ACB) announced today that it has entered into an agreement with Canaccord Genuity Corp. ("Canaccord Genuity" or the “Agent”), pursuant to which Canaccord Genuity has agreed, on an agency basis, to arrange for purchasers of up to 100,000 special warrants (the “Initial Special Warrants”), at a price of $1,000 per Initial Special Warrant, for gross proceeds of up to $100 million (the “Offering”).

Aurora has also granted Canaccord Genuity an option (the "Option"), exercisable up to the day prior to closing of the Offering, to arrange for purchasers of up to an additional 15,000 special warrants (the “Additional Special Warrants” and, together with the Initial Special Warrants, the “Special Warrants”) for additional gross proceeds of $15 million. If the Option is exercised in full, the aggregate gross proceeds of the Offering will be $115 million.

“The size and favourable terms of this Offering are a recognition of our powerful growth and industry- leading execution, and reflect Aurora’s maturity, discipline and dominant position within the global cannabis sector,” said Terry Booth, CEO. “Upon closing of this Offering, and with the anticipated gross proceeds on conversion of our recently accelerated warrants, Aurora’s pro-forma cash position will exceed an unprecedented $340 million. We will deploy that capital carefully but strategically to further accelerate our domestic and international expansion plans, and to seize additional opportunities to differentiate Aurora from other producers.”

Each Special Warrant shall be automatically exercisable (without payment of any further consideration and subject to customary anti-dilution adjustments) into $1,000 principal amount of 6% unsecured convertible debentures of the Company (the “Debentures”) on the date (the “Automatic Exercise Date”) that is the earlier of: (i) the date that is three business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities in Canada (the “Securities Commissions”) for a (final) short form prospectus qualifying the distribution of the Debentures issuable upon exercise of the Special Warrants (the “Qualification Prospectus”), and (ii) the date that is four months and one day after the Closing Date (as hereinafter defined).

Purchasers shall be entitled to interest on the Special Warrants at a rate of 6.0% per annum from the Closing Date until the Automatic Exercise Date.

The Company will use its commercially reasonable efforts to obtain a receipt from the securities regulatory authorities in each of the provinces in Canada other than Quebec (the “Securities Commissions”) for the Qualification Prospectus before the date that is two weeks following the Closing Date; provided, however, that there is no assurance that a Qualification Prospectus will be filed or that a receipt therefor will be issued by the Securities Commissions prior to the expiry of the statutory four month hold period.

The Debentures will have a maturity date of 5 years from the Closing Date of the Offering (the "Maturity Date") will bear interest from the Automatic Exercise Date at 6% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures will be convertible, at the option of the holder, into common shares of the Company ("Common Shares") at any time prior to the close of business on the Maturity Date at a conversion price of $6.50 per Common Share (the "Conversion Price").

Beginning on the date that is four months plus one day following the closing date, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days prior written notice should the daily volume weighted average trading price of the Common Shares be greater than $9.00 for any 10 consecutive trading days.

Upon a change of control of the Company, holders of the Debentures will have the right to require the Company to repurchase their Convertible Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 104% of the principal amount of the Debentures then outstanding plus accrued and unpaid interest thereon (the "Offer Price"). If 90% or more of the principal amount of the Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Debentures at the Offer Price.

The Offering is in the form of a private placement (i) in each of the provinces of Canada (other than Quebec), (ii) in the United States only to Qualified Institutional Buyers (within the meaning of Rule 144A), and in each case in compliance with the securities laws of the applicable states of the United States, to investors that the Underwriters have reasonable grounds to believe and do believe are Qualified Institutional Buyers, and (iii) outside Canada and the United States on a basis which does not require the qualification or registration of any of the Special Warrants, Debentures or Common Shares.

Closing of the Offering is expected to occur on or about November 24, 2017 (the "Closing Date"). The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Exchange. In connection with the Offering, the Agent will receive a cash commission of 3.25% of the gross proceeds.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

###

Further information:

Cam Battley	Marc Lakmaaker

Executive Vice President	Director, Investor Relations and

+1.905.864.5525	Corporate Development

cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.